Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2009	2008

Earnings:

Income before income taxes	$1,373	$1,534

Add:
Interest and other fixed charges, excluding capitalized interest	77	57

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	136	137

Distributed income of investees accounted for under the equity method	3	2

Amortization of capitalized interest	3	2

Less: Equity in earnings of investments accounted for
under the equity method	3	7

Total earnings available for fixed charges	$1,589	$1,725

Fixed charges:

Interest and fixed charges	$86	$66

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	136	137

Total fixed charges	$222	$203

Ratio of earnings to fixed charges	7.16x	8.50x

Form 10-Q

E-2